

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2022

Oren Hershkovitz
Chief Executive Officer
Enlivex Therapeutics Ltd.
14 Einstein Street
Nes Ziona
Israel 7403618

>   **Re: Enlivex Therapeutics Ltd.**
>   **Registration Statement on Form F-3**
>   **Filed April 29, 2022**
>   **File No. 333-264561**

Dear Mr. Hershkovitz:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Davis at 202-551-4385 or Laura Crotty at 202-551-7614 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Life Sciences

cc: Bob Grossman